

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2023

Brian F. Coleman
Chairman and Chief Executive Officer
Hudson Technologies, Inc.
300 Tice Boulevard, Suite 290
Woodcliff Lake, NJ 07677

Re: Hudson Technologies, Inc.
Registration Statement on Form S-3
Filed January 13, 2023
File No. 333-269221

Dear Brian F. Coleman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Beukenkamp at 202-551-3861 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Michael Grundei